Exhibit 99.2

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – February 28, 2013 – The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of eighty-one cents (81 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending April 30, 2013, payable on and after April 30, 2013, to shareholders of record at the close of business on April 3, 2013.  This represents an increase in the quarterly dividend of four cents or five per cent compared with last quarter.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the Plan).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury.  At this time, the Bank has decided to continue to issue shares from treasury, but with no discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise. This change will be effective beginning with the dividend declared today for the quarter ending April 30, 2013.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company* (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company* at P.O. Box 700, Postal Station B, Montreal, Québec, H3B 3K3 before the close of business on April 2, 2013.  Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

Registered participants in the Plan who wish to terminate participation in the Plan so that cash dividends they are entitled to be paid on and after April 30, 2013 are not reinvested under the Plan must give written notice to CIBC Mellon Trust Company* at the above address so that it is received by no later than April 1, 2013.  Non-registered participants in the Plan should contact their financial institution or broker in advance of April 1, 2013 for instructions on how to terminate participation so that this dividend is not reinvested on and after April 30, 2013.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30, 2013, to shareholders of record at the close of business on April 8, 2013:

•	Series O, in an amount per share of $0.303125;
•	Series P, in an amount per share of $0.328125;
•	Series Q, in an amount per share of $0.35;
•	Series R, in an amount per share of $0.35;
•	Series S, in an amount per share of $0.3125;
•	Series Y, in an amount per share of $0.31875;
•	Series AA, in an amount per share of $0.3125;
•	Series AC, in an amount per share of $0.35;
•	Series AE, in an amount per share of $0.390625;
•	Series AG, in an amount per share of $0.390625;
•	Series AI, in an amount per share of $0.390625; and
•	Series AK, in an amount per share of $0.390625.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending April 30, 2013, and all future dividends will be eligible dividends unless indicated otherwise.

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had CDN$818 billion in assets on January 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information contact:                            Annette Galler
Senior Legal Officer, Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Stephen Knight
Media Relations, Corporate & Public Affairs
(416) 983-5804